Viisage Technology, Inc.

296 Concord Road

Billerica, MA 01821

November 21, 2005

BY Fax: (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attn.: Barbara Jacobs, Assistant Director

Re:	Viisage Technology, Inc.

Preliminary Schedule 14A filed on October 20, 2005

File No. 0-21559

Ladies and Gentlemen:

Viisage Technology, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 31, 2005 (the “Comment Letter”) to Mr. Bernard C. Bailey, President and Chief Executive Officer of the Company, with respect to Preliminary Schedule 14A, which was filed with the Commission on October 20, 2005. Filed herewith as EDGAR correspondence are the Definitive Schedule 14A (the “Proxy Statement”) and a this response letter.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A hard copy of this letter is being delivered under separate cover to Maryse Mills-Apenteng of the Commission.

Proposal 1: L-1 Investment, page 6

1.	You state that 85% of the investment proceeds must be used for acquisitions subject to approval by Mr. LaPenta. Please disclose whether you have any current plans, proposals or arrangements to acquire other businesses. For example, have you entered into any letter of intent to acquire any businesses? To the extent that you have no current proposals, commitments or arrangement, please disclose this in the proxy statement.

The only acquisition contemplated using the funds anticipated to be received from L-1 Investment Partners LLC (“L-1”) is the acquisition of Integrated Biometric Technology which is described on pages 12 and 13 of the Proxy Statement in response to the Staff’s comment. References to this acquisition also have been included on page 1 (in a new Question and Answer titled “How will Viisage use the proceeds of the L-1 investment?”), page 2 (in the Questions and Answers titled “Why is Viisage entering the L-1 investment?” and “What is the effect of the reverse stock split?”), page 10 (under “Terms of the Investment Agreement – Use of Proceeds”) and page 15 (under “Effect of the Reverse Split – General”).

Proposal 2: Reverse Stock Split, page 13

2.	We note that because the company does not intent to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. Please state the number of authorized and unissued shares after the reverse split. Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to acquire any business or engage in any financing activities with the shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

In response to the Staff’s comment, the Company has expanded the disclosure on page 15 of the Proxy Statement under “Effect of the Reverse Split – General.” The Company also has added a Question and Answer on page 2 titled “What is the effect of the reverse stock split?”.

3.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

The Company has provided notice to Nasdaq in compliance with Rule 10b-17.

*     *     *     *

If you have any questions concerning these responses, need further information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (978) 932-2466.

Very truly yours,

/s/ Elliot J. Mark

Elliot J. Mark

Senior Vice President and General Counsel

cc:	Maryse Mills-Apenteng (at SEC)

Bernard C. Bailey

Charles J. Johnson, Esq.